# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Our Bond, Inc., CIK 0001756064
CUSIP: 87338C202
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 85 Broad Street, New York, New York (NY), 10004
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002059960

## Reporting persons
- Ascent Partners Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,325,833; sole dispositive power 0; shared dispositive power 3,325,833; aggregate amount beneficially owned 3,325,833 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of common stock, par value $0.0001 per share, of the issuer ("Common Stock") set forth on rows (6), (8) and (9) above includes (a) 7,744 shares of Common Stock held directly by the reporting person, and (b) up to 3,318,089 shares of Common Stock (the "Blocker Amount") issuable to Ascent (as defined in Item 2(a) below) upon (i) conversions of certain shares of Series C Preferred Stock, par value $0.0001 per share ("Series C Preferred Stock"), held directly by Ascent, (ii) conversions of certain shares of Series D Preferred Stock, par value $0.0001 per share ("Series D Preferred Stock"), held directly by Ascent, (iii) conversions of certain shares of Series G Preferred Stock, par value $0.0001 per share ("Series G Preferred Stock," and together with the Series C Preferred Stock and the Series D Preferred Stock, "Preferred Stock"), (iv) exercises of certain common stock purchase warrants of the issuer issued to Ascent on October 27, 2025 (the "16 Month Warrants" and "24 Month Warrants", together the "Warrants"), each subject to a maximum 9.99% beneficial ownership limitation contained in the Preferred Stock and the Warrants. In Row (11) the percentage is based on (a) 29,973,545 shares of Common Stock outstanding, as reported by the issuer in its Quarterly Report on Form S-1 filed with the U.S. Securities and Exchange Commission (the "SEC") on July 17, 2026 (the "S-1"), plus (b) the Blocker Amount.
- Ascent Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,325,833; sole dispositive power 0; shared dispositive power 3,325,833; aggregate amount beneficially owned 3,325,833 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes (a) 7,744 shares of Common Stock held indirectly by the reporting person and (b) up to 3,318,089 shares of Common Stock (equal to the Blocker Amount) to be held indirectly by the reporting person upon (i) conversions of certain shares of Series C Preferred Stock, (ii) conversions of certain shares of Series D Preferred Stock, (iii) conversions of certain shares of Series G Preferred Stock, (iv) exercises of the 16 Month Warrants, and (v) exercises of the 24 Month Warrants. In Row (11) the percentage is based on (a) 29,973,545 shares of Common Stock outstanding, as reported by the issuer in the S-1, plus (b) the Blocker Amount.
- Dominion Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); member of a group; sole voting power 0; shared voting power 3,325,833; sole dispositive power 0; shared dispositive power 3,325,833; aggregate amount beneficially owned 3,325,833 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes (a) 7,744 shares of Common Stock held indirectly by the reporting person and (b) up to 3,318,089 shares of Common Stock (equal to the Blocker Amount) to be held indirectly by the reporting person upon (i) conversions of certain shares of Series C Preferred Stock, (ii) conversions of certain shares of Series D Preferred Stock, (iii) conversions of certain shares of Series G Preferred Stock, (iv) exercises of the 16 Month Warrants, and (v) exercises of the 24 Month Warrants. In Row (11) the percentage is based on (a) 29,973,545 shares of Common Stock outstanding, as reported by the issuer in the S-1, plus (b) the Blocker Amount.
- Dominion Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,325,833; sole dispositive power 0; shared dispositive power 3,325,833; aggregate amount beneficially owned 3,325,833 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes (a) 7,744 shares of Common Stock held indirectly by the reporting person and (b) up to 3,318,089 shares of Common Stock (equal to the Blocker Amount) to be held indirectly by the reporting person upon (i) conversions of certain shares of Series C Preferred Stock, (ii) conversions of certain shares of Series D Preferred Stock, (iii) conversions of certain shares of Series G Preferred Stock, (iv) exercises of the 16 Month Warrants, and (v) exercises of the 24 Month Warrants. In Row (11) the percentage is based on (a) 29,973,545 shares of Common Stock outstanding, as reported by the issuer in the S-1, plus (b) the Blocker Amount.
- Eagle Claw Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,325,833; sole dispositive power 0; shared dispositive power 3,325,833; aggregate amount beneficially owned 3,325,833 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes (a) 7,744 shares of Common Stock held indirectly by the reporting person and (b) up to 3,318,089 shares of Common Stock (equal to the Blocker Amount) to be held indirectly by the reporting person upon (i) conversions of certain shares of Series C Preferred Stock, (ii) conversions of certain shares of Series D Preferred Stock, (iii) conversions of certain shares of Series G Preferred Stock, (iv) exercises of the 16 Month Warrants, and (v) exercises of the 24 Month Warrants. In Row (11) the percentage is based on (a) 29,973,545 shares of Common Stock outstanding, as reported by the issuer in the S-1, plus (b) the Blocker Amount.
- Masada Group Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; sole voting power 0; shared voting power 3,325,833; sole dispositive power 0; shared dispositive power 3,325,833; aggregate amount beneficially owned 3,325,833 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes (a) 7,744 shares of Common Stock held indirectly by the reporting person and (b) up to 3,318,089 shares of Common Stock (equal to the Blocker Amount) to be held indirectly by the reporting person upon (i) conversions of certain shares of Series C Preferred Stock, (ii) conversions of certain shares of Series D Preferred Stock, (iii) conversions of certain shares of Series G Preferred Stock, (iv) exercises of the 16 Month Warrants, and (v) exercises of the 24 Month Warrants. In Row (11) the percentage is based on (a) 29,973,545 shares of Common Stock outstanding, as reported by the issuer in the S-1, plus (b) the Blocker Amount.
- Mikhail Gurevich: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 3,325,833; sole dispositive power 0; shared dispositive power 3,325,833; aggregate amount beneficially owned 3,325,833 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes (a) 7,744 shares of Common Stock held indirectly by the reporting person and (b) up to 3,318,089 shares of Common Stock (equal to the Blocker Amount) to be held indirectly by the reporting person upon (i) conversions of certain shares of Series C Preferred Stock, (ii) conversions of certain shares of Series D Preferred Stock, (iii) conversions of certain shares of Series G Preferred Stock, (iv) exercises of the 16 Month Warrants, and (v) exercises of the 24 Month Warrants. In Row (11) the percentage is based on (a) 29,973,545 shares of Common Stock outstanding, as reported by the issuer in the S-1, plus (b) the Blocker Amount.
- Gennadiy Gurevich: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 3,325,833; sole dispositive power 0; shared dispositive power 3,325,833; aggregate amount beneficially owned 3,325,833 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes (a) 7,744 shares of Common Stock held indirectly by the reporting person and (b) up to 3,318,089 shares of Common Stock (equal to the Blocker Amount) to be held indirectly by the reporting person upon (i) conversions of certain shares of Series C Preferred Stock, (ii) conversions of certain shares of Series D Preferred Stock, (iii) conversions of certain shares of Series G Preferred Stock, (iv) exercises of the 16 Month Warrants, and (v) exercises of the 24 Month Warrants. In Row (11) the percentage is based on (a) 29,973,545 shares of Common Stock outstanding, as reported by the issuer in the S-1, plus (b) the Blocker Amount.
- Alon Brenner: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 3,325,833; sole dispositive power 0; shared dispositive power 3,325,833; aggregate amount beneficially owned 3,325,833 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes (a) 7,744 shares of Common Stock held indirectly by the reporting person and (b) up to 3,318,089 shares of Common Stock (equal to the Blocker Amount) to be held indirectly by the reporting person upon (i) conversions of certain shares of Series C Preferred Stock, (ii) conversions of certain shares of Series D Preferred Stock, (iii) conversions of certain shares of Series G Preferred Stock, (iv) exercises of the 16 Month Warrants, and (v) exercises of the 24 Month Warrants. In Row (11) the percentage is based on (a) 29,973,545 shares of Common Stock outstanding, as reported by the issuer in the S-1, plus (b) the Blocker Amount.

## Item 1. Issuer
Name of issuer: Our Bond, Inc.
Address of issuer's principal executive offices: 85 Broad Street, New York, NY 10004

## Item 2. Person Filing
Name of person filing: (i) Ascent Partners Fund LLC, a Delaware limited liability company ("Ascent"); (ii) Ascent Partners LLC, a Delaware limited liability company ("AP"); (iii) Dominion Capital LLC, a Connecticut limited liability company ("Dominion"); (iv) Dominion Capital GP LLC, a Delaware limited liability company ("Dominion GP"); (v) Eagle Claw Corp., a Delaware corporation ("Eagle Claw"); (vi) Masada Group Holdings LLC, a Florida limited liability company ("Masada"); (vii) Mikhail Gurevich; (viii) Gennadiy Gurevich; and (ix) Alon Brenner. The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to Amendment No. 1 to this Schedule 13G filed with the SEC on June 5, 2026, pursuant to which such Reporting Persons have agreed to file this Amendment No. 2 and all subsequent amendments to this Amendment No. 2 jointly in accordance with the provisions of Rule 13d-1(k) of the Act. The filing of this Amendment No. 2 should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: 19505 Biscayne Blvd., Suite 2350, Aventura, FL 33180
Citizenship: Each of Ascent, AP, and Dominion GP is a Delaware limited liability company. Eagle Claw is a Delaware corporation. Dominion is a Connecticut limited liability company. Masada is a Florida limited liability company. Each of Mikhail Gurevich, Gennadiy Gurevich, and Alon Brenner is a citizen of the United States.

## Item 4. Ownership
Amount beneficially owned: The information required by this item with respect to each reporting person is set forth on rows (5) through (9) and (11) of the cover page to this Amendment No. 2 and is incorporated herein by reference for each such reporting person. The ownership percentages reported are based on 29,973,545 shares of Common Stock outstanding, as reported by the issuer in the S-1, plus up to 3,318,089 shares of Common Stock (which is equal to the Blocker Amount) issuable to Ascent upon (i) conversions of the shares of Series C Preferred Stock, (ii) conversions of the shares of Series D Preferred Stock, (iii) conversions of the shares of Series G Preferred Stock, (iv) exercises of the 16 Month Warrants, and (v) exercises of the 24 Month Warrants, subject to a maximum 9.99% beneficial ownership limitation contained in the Preferred Stock and the Warrants. The percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (5) through (9) of the cover page for each reporting person give effect to the beneficial ownership limitation contained in the applicable security. Consequently, as of June 30th, 2026, no reporting person was deemed to be the beneficial owner of the full amount of shares of Common Stock issuable upon conversion of the shares of Preferred Stock or exercise the Warrants. As of June 30th, 2026, Ascent directly held 7,744 shares of Common Stock and may receive up to a maximum of 3,318,089 shares of Common Stock (which is equal to the Blocker Amount) upon conversion of the shares of Preferred Stock and/or exercise of Warrants. Each of Mikhail Gurevich and Gennadiy Gurevich manages Eagle Claw, Dominion GP, Dominion Capital, AP and Ascent. Eagle Claw manages Dominion GP, Dominion Capital, AP and Ascent. Dominion GP manages Dominion Capital, AP and Ascent. Dominion Capital manages AP and Ascent. Alon Brenner manages Masada, AP and Ascent. Masada manages AP and Ascent. AP manages Ascent. Ascent has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it. Each of Mikhail Gurevich, Gennadiy Gurevich, Eagle Claw, Dominion GP, Dominion, Alon Brenner, Masada and AP may be deemed to beneficially own, and have the power to vote, the shares of Common Stock beneficially owned by Ascent and the other companies they are listed above as managing.
Percent of class: 9.99% for each Reporting Person
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,325,833.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,325,833.00

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Ascent Partners Fund LLC: /s/ Mikhail Gurevich, Mikhail Gurevich, signatory for Managing Member of Managing Member (08/04/2026)
- Ascent Partners LLC: /s/ Mikhail Gurevich, Mikhail Gurevich, signatory for Managing Member (08/04/2026)
- Dominion Capital LLC: /s/ Mikhail Gurevich, Mikhail Gurevich, Chief Investment Officer of Eagle Claw Corp., Manager of Dominion Capital GP LLC, Manager of Dominion Capital LLC (08/04/2026)
- Dominion Capital GP LLC: /s/ Mikhail Gurevich, Mikhail Gurevich, Chief Investment Officer of Eagle Claw Corp., Manager of Dominion Capital GP LLC (08/04/2026)
- Eagle Claw Corp.: /s/ Gennadiy Gurevich, Gennadiy Gurevich, President (08/04/2026)
- Masada Group Holdings LLC: /s/ Alon Brenner, Alon Brenner, Managing Member (08/04/2026)
- Mikhail Gurevich: /s/ Mikhail Gurevich, Mikhail Gurevich (08/04/2026)
- Gennadiy Gurevich: /s/ Gennadiy Gurevich, Gennadiy Gurevich (08/04/2026)
- Alon Brenner: /s/ Alon Brenner, Alon Brenner (08/04/2026)
Comment: Exhibit 1 - Joint Filing Agreement, dated June 5, 2026 (incorporated by reference to Exhibit 1 to the Schedule 13G/a filed by the Reporting Persons with the SEC on June 5, 2026.